FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the month of March 3, 1997
                                   -------

                          TURBODYNE TECHNOLOGIES INC.
                          ----------------------------
                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada,
V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X      Form 40-F
                          ------            -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act
of 1934.

                         Yes             No    X
                             ------               ------
     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82
                                  ___________

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997
-----------------
Date                               /s/Leon E. Nowek
                                   ---------------------
                                   Signature

                                   Leon E. Nowek
                                   ---------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION
67(1) OF THE
SECURITIES ACT.

                                    FORM 27
                                    -------

                                SECURITIES ACT
                                --------------

             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------
          TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 W. Pender St.
          Vancouver, B.C. V6E 2N7

          Telephone: (604) 682-8854
          Facsimile: (604) 682-2432

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          March 3, 1997

ITEM 3.   PRESS RELEASE
          -------------
          March 11, 1997

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          Turbodyne Technologies Inc. (the "Company") announced today that its
          Board of Directors have adopted a stock option plan designated the
          "1997 Stock Option Plan" (the "Plan").

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          Turbodyne Technologies Inc. announced today that its Board of
          Directors have adopted a stock option plan designated the "1997 Stock
          Option Plan". Under the terms of the Plan the directors may grant options to eligible optionees to purchase up to 2,840,000 shares of the Company at a price equal to the market price of the Company's shares at the date of grant.

          The Plan contains vesting and other customary provisions.
The Plan
          is subject
          to the approval of the Vancouver Stock Exchange and the shareholders of the Company. Any options granted prior to these
          approvals can not be exercised until the approvals are obtained.

ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          ------------------------------------
          Not Applicable

ITEM 7.   OMITTED INFORMATION
          -------------------
          None

ITEM 8.   SENIOR OFFICERS
          ---------------
          EDWARD M. HALIMI - President
          6155 Carpinteria Avenue
          Carpinteria, California
          93013

          Telephone: (805) 684-4551

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------
          The foregoing accurately discloses the material change referred to herein.

  MARCH 11, 1997
-------------------------------------------
Date

  /S/ EDWARD HALIMI
-------------------------------------------
(signature)

                                      EDWARD M. HALIMI


--------------------------------------------
                                   Name


                                       PRESIDENT



--------------------------------------------
                                   Position


                                        CARPINTERIA, CA


--------------------------------------------
                                   Place of Declaration






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